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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1 (a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Henry F. Miller, Esquire
Darrick M. Mix, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
(215) 977-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1	13D	Page	2	of	10

1	NAMES OF REPORTING PERSONS: MICHAEL L. GLEIM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		274,013

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,348,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		274,013

WITH	10	SHARED DISPOSITIVE POWER:

		1,348,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,622,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09776J 10 1	13D	Page	3	of	10
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $.01 par value (the “Common Stock”), of The Bon-Ton Stores, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2801 E. Market Street, York, Pennsylvania 17402. The Issuer has one other series of common stock: Class A common stock, $.01 par value (the “Class A Stock”). Each share of Class A Stock is convertible, at the option of its holder, into one share of Common Stock.
ITEM 2. IDENTITY AND BACKGROUND
(a) Name of person filing: Michael L. Gleim
(b) Business address: c/o The Bon Ton Stores, Inc., 2801 East Market Street, York, PA 17402
(c) Mr. Gleim is a director of the Issuer and a consultant to the Issuer.
(d) Mr. Gleim has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e) Mr. Gleim has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: U.S.A.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On February 12, 2007, Mr. Gleim accepted an appointment as co-trustee of eight trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the “1989 Trusts”); (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the “1993 Trusts”); (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); and (iv) one trust created under and Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust”). In addition, Mr. Gleim accepted an appointment as co-trustee of the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I Trust”), the M. Thomas Grumbacher 2005 Annuity Trust II (the “2005-II Trust”) and the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 Trust” and collectively with the 1989 Trusts, the 1993 Trusts, the 1999 Trust, the 2003 Trust, the 2005-I Trust, and the 2005 II Trust, the “Trusts”), of which Mr. Grumbacher is the sole current beneficiary.
     On February 12, 2007, Mr. Gleim accepted an appointment as director of the Grumbacher Family Foundation, a charitable foundation (the “Foundation”).
     Prior to these appointments, Mr. Gleim beneficially owned (i) 110,950 shares of Common Stock held personally and of record; (ii) 93,367 shares of Common Stock held by Mr. Gleim’s wife; (iii) 18,996 shares of Common Stock held for his benefit under the Company’s Profit

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Sharing/Retirement Savings Plan (the “401(k) Plan”) (the 401(k) Plan is the record holder of such shares); (iv) 1,700 shares of Common Stock as trustee of a trust created for the benefit of Mr. Gleim’s grandchild (the “Gleim Trust”); (v) 4,000 shares as custodian of an account for the benefit of Mr. Gleim’s grandchildren (the “Custodian Account”); and (vi) options to purchase 45,000 shares of Common Stock.
     No consideration (other than his continued employment as trustee and director) was paid by Mr. Gleim upon the acquisition of shares in the Trusts and the Foundation. Upon exercise of any options, from time to time, Mr. Gleim may use his personal funds or borrowed funds for the purchase of shares of Common Stock.
ITEM 4. PURPOSE OF TRANSACTION
     The Trusts and Foundation acquired securities of the Issuer for investment purposes. In his capacity as a trustee of the Trusts and director of the Foundation, Mr. Gleim intends to continually review the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, Mr. Gleim will determine what course of action to take, including, without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer by the Trusts and Foundation.
     Except as described above, at the present time, Mr. Gleim has no specific plans or proposals that relate to or would result in any of the following:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or an any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No.	09776J 10 1	13D	Page	5	of	10
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Mr. Gleim is the beneficial owner of an aggregate of 1,622,537 shares of Common Stock, which comprise 9.3% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
     Specifically, Mr. Gleim beneficially owns, and is the record holder of, 110,950 shares of Common Stock. Mr. Gleim also beneficially owns (i) 93,367 shares of Common Stock of which his wife is the record owner; (ii) 18,996 shares of Common Stock held for his benefit under the 401(k) Plan; (iii) options to purchase 45,000 shares of Common Stock that are currently exercisable; (iv) 1,700 shares of Common Stock held by the Gleim Trust; (v) 4,000 shares of Common Stock held through the Custodian Account; (vi) 63,454 shares of Common Stock and 545,237 shares of Class A Stock held by the 1989 Trusts; (vii) 24,950 shares of Common Stock held by the 1993 Trusts; (viii) 10,279 shares of Common Stock held by the 1999 Trust; (ix) 5,279 shares of Common Stock held by the 1999 Trust; (x) 179,937 shares of Common Stock held by the 2005-I Trust; (xi) 236,024 shares of Common Stock held by the 2005-II Trust; (xii) 106,603 shares of Common Stock held by the 2006 Trust; and (xiii) 176,773 shares of Common Stock in his capacity as a director of the Foundation.
     Mr. Gleim disclaims beneficial ownership of all shares of Common Stock and Class A Stock owned by or through his wife, the Gleim Trust, the Custodian Account, the Trusts and the Foundation.
     (b) Mr. Gleim has sole voting and dispositive power with respect to 274,013 shares of Common Stock.
     If deemed a beneficial owner of the shares held by the Trusts, Mr. Gleim shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares held by such Trust. The trustees of and shares beneficially owned by each of the Trusts are as follows:
(i) The trustees of the 1989 Trusts are Mr. Gleim, Nancy Grumbacher, David R. Glyn (“Glyn”) and Henry F. Miller (“Miller”), and these trustees share voting and dispositive power with respect to 63,454 shares of Common Stock and 545,237 shares of Class A Stock;
(ii) The trustees of the 1993 Trusts are Mr. Gleim, Nancy Grumbacher, Glyn and Miller, and these trustees share voting and dispositive power with respect to 24,950 shares of Common Stock;
(iii) The trustees of the 1999 Trust are Mr. Gleim, Nancy Grumbacher, Glyn and Beth G. Elser (“Elser”), and these trustees share voting and dispositive power with respect to 10,279 shares of Common Stock;

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(iv) The trustees of the 2003 Trust are Mr. Gleim, Nancy Grumbacher, Glyn and Elser, and these trustees share voting and dispositive power with respect to 5,279 shares of Common Stock;
(v) The trustees of the 2005-I Trust are Mr. Gleim and Miller, and these trustees share voting and dispositive power with respect to 179,937 shares of Common Stock; and
(vi) The trustees of the 2005-II Trust are Mr. Gleim and Miller, and these trustees share voting and dispositive power with respect to 236,024 shares of Common Stock.
(vii) The trustees of the 2006 Trust are Mr. Gleim and Miller, and these trustees share voting and dispositive power with respect to 106,603 shares of Common Stock.
     If deemed a beneficial owner of the shares held by the Foundation, Mr. Gleim shares voting power and dispositive power with the respective directors of the foundation, for each of the shares held by the Foundation. The directors of the Foundation are Mr. Gleim, Miller, M. Thomas Grumbacher, and Nancy T. Grumbacher, and these directors share voting and dispositive power with respect to 176,733 shares of Common Stock.
     The identity and background for each of the above-named persons with whom Mr. Gleim shares voting and dispositive power as to any shares is as follows:
Nancy T. Grumbacher:
     -Residence Address: 460 Country Club Road, York, Pennsylvania 17403.
     -Nancy Grumbacher is presently not employed.
-Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.
David R. Glyn
-Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
-Glyn’s present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
-Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.

CUSIP No.	09776J 10 1	13D	Page	7	of	10
Henry F. Miller
-Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
-Miller’s present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
-Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.
M. Thomas Grumbacher:
-Residence Address: 460 Country Club Road, York, Pennsylvania 17403.
-Tim Grumbacher is presently the Executive Chairman of the Board of The Bon-Ton Stores, Inc.
-Tim Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Tim Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.
Beth G. Elser
     -Residence Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.
     -Elser is presently not employed.
-Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
-Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.
     (c) The following transactions were effected by Mr. Gleim within the past 60 days:
     On January 3, 2007, Mr. Gleim exercised an option to purchase 8,267 shares of Common Stock at an exercise price of $7.25 per share.
     (d) The Custodian Account has the right to receive dividends from, and the proceeds from the sale of, 4,000 shares of Common Stock. Mr. Gleim as the sole custodian of the Custodian Account, has the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

CUSIP No.	09776J 10 1	13D	Page	8	of	10
     The Gleim Trust has the right to receive dividends from, and the proceeds from the sale of, 1,700 shares of Common Stock. Mr. Gleim as the sole trustee of the Gleim Trust, has the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
     The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, 63,454 shares of Common Stock and 545,237 shares of Class A Stock. Mr. Gleim, Nancy Grumbacher, Glyn and Miller, as the trustees of the 1989 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
     The 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of, 24,950 shares of Common Stock. Mr. Gleim, Nancy Grumbacher, Glyn and Miller, as the trustees of the 1993 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.
     The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 10,279 shares of Common Stock. Mr. Gleim, Nancy Grumbacher, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,279 shares of Common Stock. Mr. Gleim, Nancy Grumbacher, Glyn and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2005-I Trust has the right to receive dividends from, and the proceeds from the sale of, 179,937 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-I Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2005-II Trust has the right to receive dividends from, and the proceeds from the sale of, 236,024 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2005-II Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The 2006 Trust has the right to receive dividends from, and the proceeds from the sale of, 106,603 shares of Common Stock. Mr. Gleim and Miller, as the trustees of the 2006 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
     The Foundation has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. Mr. Gleim is one of four directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation with the other directors of the Foundation, M. Thomas Grumbacher, Nancy T. Grumbacher and Henry F. Miller.
     (e) Not applicable.

CUSIP No.	09776J 10 1	13D	Page	9	of	10
     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The Shareholders’ Agreement (the “Class A Shareholders’ Agreement”) by and among the Issuer and the holders of shares of Class A Stock (the “Class A Shareholders”) imposes restrictions on the transfer of shares of Class A Stock by the Class A Shareholders. Specifically, the Class A Shareholders Agreement grants Mr. M. Thomas Grumbacher a right of first refusal, in the event that a Class A Shareholder desires to transfer shares of Class A Stock. In the event that a Class A Shareholder desires to transfer, during any three month period, shares of Class A Stock not exceeding, in the aggregate, one percent (1%) of the issued and outstanding shares of capital stock of the Issuer, then the Class A Shareholder Agreement grants Mr. Grumbacher a right to purchase such shares at a price per share equal to 95% of the market price per share for the Common Stock. Notwithstanding the rights of first refusal and purchase rights granted to Mr. Grumbacher, the Class A Shareholders Agreement allows the free transfer of shares of Class A Stock to one or more beneficiaries of the Trusts or any other trust established for the benefit of one or more of the beneficiaries of the Trusts. The Class A Shareholders Agreement also limits the rights of the Class A Shareholders to convert shares of Class A Stock into shares of Common Stock.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
     The Class A Shareholders’ Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, File No. 33-42142).
(remainder of this page intentionally left blank)

CUSIP No.	09776J 10 1	13D	Page	10	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

/s/ Michael L. Gleim

Name: Michael L. Gleim